EXHIBIT 99.5

Business Connexion Group Limited (Incorporated in the Republic of South Africa) (Registration number 1988/005282/06) Share code: BCX ISIN: ZAE000054631 (“BCX”)	Telkom SA Limited (Incorporated in the Republic of South Africa) (Registration number 1991/005476/06) Share code: TKG ISIN: ZAE000044897 (“Telkom”)

Update on Telkom’s proposed acquisition of the entire issued share capital of BCX (the “Proposed Acquisition”)

Shareholders are referred to the joint announcement released on 14 December 2006 where the boards of directors of Telkom and BCX agreed to extend the date by which all conditions precedent to the Scheme of Arrangement entered into between Telkom and the BCX shareholders (the “Scheme”) are to be fulfilled from 15 December 2006 to 15 March 2007, unless further extended by agreement between Telkom and BCX.

Hearings in relation to the Proposed Acquisition commenced at the Competition Tribunal on 12 March 2007. The boards of directors of Telkom and BCX have therefore agreed to extend the date by which all conditions precedent to the Scheme have to be fulfilled from 15 March 2007 to 31 May 2007, unless further extended by agreement between Telkom and BCX.

The Proposed Acquisition remains subject to the Competition Authorities approving the proposed acquisition in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to Telkom.

A further announcement will be made in due course.

Johannesburg 14 March 2007

Financial advisor to BCX: Investec Corporate Finance

Financial advisor and sponsor to Telkom: UBS

Transaction sponsor to BCX: Investec Bank Limited
Attorneys to Telkom: Werksmans Inc.
Attorneys to BCX: Cliffe Dekker Inc.

Sponsor to BCX: RAND MERCHANT BANK (A division of FirstRand Bank Limited)